Filed Pursuant to Rule 433

Registration No. 333-183442

Free Writing Prospectus dated November 18, 2013

PRICING TERM SHEET

Issuer:	DTE Energy Company

Security:	2013 Series F 3.85% Senior Notes due 2023 (the “Senior Notes”)

Legal Format:	SEC Registered

Principal Amount:	$300,000,000

Maturity Date:	December 1, 2023

Interest Payment Dates:	June 1 and December 1, commencing on June 1, 2014

Benchmark Treasury:	2.75% due November 15, 2023

Benchmark Treasury Price/Yield:	100-20+/2.676%

Spread to Benchmark Treasury:	+120 basis points

Yield to Maturity:	3.876%

Coupon:	3.85%

Price to Public:	99.785%

Optional Redemption:	Prior to September 1, 2023, the Senior Notes will be redeemable in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Senior Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 20 basis points; plus in either case, accrued and unpaid interest to the redemption date. On or after September 1, 2023, the Senior Notes will be redeemable at a redemption price equal to 100% of the principal amount of notes being redeemed, plus accrued and unpaid interest to the redemption date.

Trade Date:	November 18, 2013

Settlement Date:	T+5; November 25, 2013

CUSIP / ISIN:	233331AR8 / US233331AR89

Denominations:	$1,000 and integral multiples thereof

Anticipated Ratings*:	Baa1/BBB/BBB (Moody’s/S&P/Fitch)

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBS Securities Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Wells Fargo Securities, LLC
Fifth Third Securities, Inc.

Junior Co-Managers:	Drexel Hamilton, LLC
Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., toll free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, RBS Securities Inc. at 1-866-884-2071.